Mail Stop 6010

May 16, 2007

Mr. Ralph Harms
Chief Financial Officer
Transmeta Corporation
3990 Freedom Circle
Santa Clara, CA 95054

      Re: **Transmeta Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               File No. 000-31803

Dear Mr. Harms:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Martin F. James
                            Senior Assistant Chief Accountant